Exhibit 99.2

Millar Western Forest Products Ltd.
Management’s Discussion and Analysis

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations (“MD&A”) is based upon and should be read in conjunction with our 2008 audited financial statements and the accompanying notes included elsewhere in this annual report on Form 6-K.

The MD&A contains historical information, descriptions of circumstances and statements about future developments or anticipated financial results. These forward-looking statements are based on certain assumptions or expectations that, in turn, are subject to various risks or uncertainties. The statements are intended to help readers better understand the financial performance of the Company, but readers should exercise caution in relying upon them in anticipating the future financial performance of the Company.

Our financial statements have been prepared in accordance with Canadian GAAP, which may differ from financial statements prepared in accordance with U.S. GAAP. For a further discussion of these differences, see note 23 in our audited financial statements, included elsewhere in this annual report on Form 6-K.

The information in this MD&A is as of March 3, 2009, and all dollar amounts are expressed in Canadian currency, unless otherwise indicated.

General

Our two operating segments are pulp and lumber. The pulp segment consists of a bleached chemi-thermo-mechanical pulp (BCTMP) mill at Whitecourt, Alberta, that produces hardwood, softwood and blended pulps. The lumber segment consists of three sawmill facilities producing spruce-pine-fir (SPF) dimension lumber, located at Whitecourt, Boyle and Fox Creek, Alberta, with the latter operation being currently shut down. Our corporate and other activities are based at the Company’s office in Edmonton, Alberta.

Our operating results are largely dictated by prevailing market prices for pulp and lumber. The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions and the corresponding demand for residential and commercial construction in North America and for paper and related products in North America, Europe and Asia, and changes in industry production capacity and inventory levels.

In addition, Canadian lumber markets and our results are significantly impacted by the Softwood Lumber Agreement reached in October 2006, the outcome of a longstanding softwood lumber dispute between Canada and the United States. See note 10 to our audited financial statements for a further explanation of the resolution to the dispute and return of duty deposits in 2006.

Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, because prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars. In 2008, approximately 77% of our revenue was denominated in U.S. dollars, while most of our operating costs were incurred in Canadian dollars. As well, substantially all of our debt has been incurred in U.S. dollars. In order to mitigate the impact of foreign exchange volatility on our operating results, we have entered into foreign-exchange forward contracts to partially hedge our exposure to fluctuations in U.S. dollar revenues.

Freight and other distribution costs also have an impact on our operating results, since the majority of our products are exported. Our ability to compete in world markets is dependent upon efficient and cost-effective transportation of our products to our customers.

The availability of an economical fiber supply is one of the most important factors affecting the profitability of forest products companies. Fiber supply self-sufficiency is a key competitive element, because the direct control and management of timber resources partially insulates an operator from fluctuations in the market price of fiber. Substantially all of the fiber requirements for our pulp mill and sawmill facilities are supplied from fiber resources held under long-term agreements with the Government of Alberta or from multiple-year fiber agreements with other forest products companies, providing fiber-supply security and cost stability on a sustainable basis. We purchase the balance of our fiber requirements on the open market.

(1)

With electricity costs representing approximately 30% of our manufacturing costs for pulp and approximately 5% for lumber, fluctuations in the price of electricity can have a significant impact on our cost of products sold. In January 2001, we acquired long-term power purchase rights to insulate our pulp and lumber operations from volatility in the electricity market. The benefit of these rights is allocated to the operating segments based on electricity consumption.

Matters Affecting Comparisons

The Company adopted several new accounting policies, as outlined in note 2 of the accompanying financial statements, with certain of them affecting the opening balances in our financial results and, therefore, comparisons to past financial statements. In adopting Financial Instruments – Recognition and Measurement (CICA Handbook Section 3855), the Company elected to expense transaction costs on borrowings. As a result, effective January 1, 2008, other assets were reduced by $4.0 million; future tax liabilities were reduced by $1.0 million; and opening retained earnings were reduced by $3.0 million. In adopting Inventories (CICA Handbook Section 3031), the Company reduced the carry value of log inventories and reclassified major spare parts from maintenance supply inventories to property, plant and equipment. The combined result of these changes was a decrease of $6.5 million in inventories; an increase of $1.5 million in property, plant and equipment; a decrease of $3.8 million in retained earnings; and a decrease of $1.3 million in future income-tax liabilities.

(2)

Results of Operations

The following table sets out our segmented operating and financial results for the periods indicated.

	Year ended December 31,
	2008	2007	2006
	(in millions of Canadian dollars)
Revenue
Lumber	$131.5	$119.9	$122.7
Pulp	197.8	205.2	176.1
Corporate and other	0.3	2.1	6.5
Total	329.6	$327.2	$305.3
Operating earnings (loss)
Lumber	$(12.2)	$(18.4)	$27.2
Pulp	28.2	27.4	25.8
Corporate and other	(14.5)	(12.7)	(12.2)
Total	$1.5	$(3.7)	$40.8

Financing expenses-net	$(18.2)	$(16.5)	$(13.5)
Unrealized exchange (loss) gain on long-term debt	(43.1)	33.1	(.1)
Other income (expense)	33.1	(3.5)	31.2
(Loss) earnings before income taxes	(26.7)	9.4	58.4
Income tax (recovery)	(5.1)	(7.1)	13.8

Net (loss) earnings	$(21.5)	$16.5	$44.6

The Company’s 2008 financial results reflected a number of contradictory influences. The ongoing weakness of the U.S. housing market and its negative impact on our lumber results were offset by a generally strong pulp market, until a late-year collapse in pulp demand. A weakening of the Canadian dollar through the year had a positive impact on U.S.-dollar-denominated pricing but a negative effect on interest expense and unrealized loss associated with our U.S.-dollar-denominated long-term debt.

The Company’s revenue for 2008 was $329.6 million, comparable to the previous year’s revenue of $327.2 million, with the slight improvement due to increased lumber shipments and strong pulp prices for most of the year. The resulting operating profit of $1.5 million was a modest improvement over 2007’s loss of $3.7 million. The stronger result in 2006 was largely due to the $31.8 million refund in countervailing and antidumping duties.

Although the Canadian dollar increased in value from an average of US$0.931 in 2007 to an average of US$0.940 in 2008, volatility throughout the year resulted in higher financing expenses relating to the U.S.-dollar-denominated interest on the Company’s long-term debt. Similarly, the much weaker year-end exchange rate in 2008 (US$0.8210/C$ on December 31, 2008, versus US$1.0088/C$ on December 31, 2007) resulted in a $43.1 million unrealized loss on the Company’s U.S.-dollar-denominated long-term debt, compared to a $33.1 million unrealized gain in 2007.

Other income benefited from the insurance settlement on the Fox Creek sawmill fire, which offset the write-off of the lost asset. Similarly, another one-time event, the sale and associated gain relating to the Company’s power purchase rights, had affected the 2006 results.

After a $5.1 million provision for income-tax recovery, the Company realized a net loss of $21.5 million, down significantly from the net earnings of $16.5 million in 2007 and $44.6 million in 2006.

(3)

Lumber

	Year ended December 31,
	2008	2007	2006

Production-SPF-mmfbm	438	389	363
Shipments-SPF-mmfbm	476	408	342
Benchmark price-SPF#2&Better-US$ per mfbm	$217	$245	$296

Sales-millions	$131.5	$119.9	$122.7
EBITDA(1)-millions	$(2.5)	$(9.4)	$35.2
EBITDA margin-%	(2% )	(8% )	29%
Operating earnings-millions	$(12.2)	$(18.4)	$27.2
Capital expenditures-millions	$1.3	$7.0	$11.1

(1)	Non GAAP measure: EBITDA is defined as operating earnings plus depreciation and amortization on property, plant and equipment and other assets.

The severe downturn in the U.S. housing market continued to have a significant adverse impact on the softwood lumber industry and a corresponding negative impact on the results for the Company’s lumber segment. In step with falling demand, lumber pricing, in U.S. dollar terms, continued to weaken throughout 2008, save for a brief period late in the second quarter and early in the third quarter. Benchmark pricing (Random Lengths SPF #2 & Better) declined US$28, or 12%, year over year. The industry took extensive downtime in an effort to balance supply to ever-weakening demand. The Company responded to the ongoing weakness of the market by successfully implementing strategies to improve market realizations, productivity and cost of products sold.

On August 29, 2008, the Fox Creek facility suffered a serious fire that extensively damaged the sawmill, rendering it permanently inoperable. The facility was insured at replacement cost, which the Company and the insurer have agreed to settle at the sum of $38.6 million. The Company will receive $30.9 million, the actual cash value of the loss, with the balance to be made available if and when the facility is rebuilt. The $5.8 million book value of the sawmill was written off in the third quarter of 2008, and a $5.0 million advance on the insurance settlement was received in the fourth quarter. The insurer is expected to disburse the remainder of the actual cash value before the end of the first quarter of 2009.

Under the Softwood Lumber Agreement signed in 2006, the segment’s exports to the U.S. were subject to export taxes of 15% for 10 months of the year and of 22.5% for two months during which shipments from Alberta exceeded the defined “surge” level. This penalty was largely offset by the return of a portion of export taxes paid in the fourth quarter of 2007 and first quarter of 2008, when certain defined market-share thresholds were met. The net effect of these two events was an increase in revenue of $1.2 million.

The impact of a 12% reduction in benchmark pricing was in part offset by the falling Canadian dollar as the year progressed. The Company also continued to focus on sales of specialty products and sales to end users, helping to avoid the lumber wholesale market as much as possible. These efforts, in addition to the impact of the weakening currency and refund of over-paid export taxes, resulted in mill nets that were only 6% lower than one year ago.

Revenue also increased on higher shipments associated with productivity improvements at both the Whitecourt and Boyle operations, as well as the contributions of the Fox Creek facility for eight months of 2008, compared to only five months in 2007. Shipments exceeded production for the year, resulting in reduced inventories.

(4)

Per-unit cost of products sold improved by 11% year over year, in part due to the $4.1 million log-and-lumber-inventory valuation adjustments. Even without these adjustments, per-unit cost of products sold was nearly 9% lower, the result of productivity and cost-saving initiatives at all three facilities and a reflection of management and employee efforts to improve the mills’ competitive positions. Per-unit cost of products sold for 2006 was affected by the return of softwood-lumber duty deposits.

The lumber segment realized a $12.2 million operating loss for the year, an improvement of $6.2 million from the $18.4 million loss in the previous year.

Capital expenditures of $1.3 million for the year represented the minimum maintenance of business requirements for the segment.

Although the Whitecourt and Boyle sawmills ran at full capacity for all of 2008, the continued deterioration of the softwood lumber market in early 2009 has resulted in production curtailments, with the Company announcing in February that each facility would reduce production by one shift. The Boyle curtailment has been implemented on an indefinite basis and will result in permanent employee terminations and a first-quarter severance charge of $0.8 million. The shift reduction at the lower-cost Whitecourt mill has been implemented on a temporary basis, and is not subject to a severance charge. The curtailments will reduce our total lumber output by approximately 15 mmfbm per month, and will continue until market conditions warrant a resumption of production.

Pulp

	Year ended December 31,
	2008	2007	2006

Production-thousands of tonnes	290	307	298
Shipments-thousands of tonnes	285	320	297
Benchmark price-NBSK, US$ per tonne	$839	$800	$681
Benchmark price-BEK, US$ per tonne	$782	$707	$642

Sales-millions	$197.8	$205.2	$176.1
EBITDA-millions	$38.5	$37.7	$34.9
EBITDA margin-%	19%	18%	20%

Operating earnings-millions	$28.2	$27.5	$25.9

Capital expenditures-millions	$0.6	$1.0	$1.1

The pulp market and, thus, the Company’s pulp segment began the year much stronger than expected, but, by year’s end, the market had experienced a collapse. The improved pricing seen through much of the year helped mitigate sharp reductions in production and shipments made by the Company late in the year in response to a dramatic weakening in demand.

Revenue declined from $205.2 million in 2007 to $197.8 million in 2008, as the lower shipments offset the stronger pricing. While U.S.-dollar-denominated pricing rose nearly 11% year over year, the negative impact of the Canadian dollar’s appreciation resulted in mill nets that were only 8%, or approximately $50/tonne, higher for the full year. These results were almost identical to the improvements seen in 2007 over 2006.

Per-unit cost of products sold continued to climb in 2008, as it had in 2007, largely due to increased freight and commodity costs. While these costs did start to moderate by the end of the year, the reductions were not sufficient to compensate for increases over the previous three quarters.

(5)

On balance, the strength of the pulp market for most of 2008 outweighed the dramatic drop late in the year. As a result, the segment posted operating earnings of $28.2 million for 2008, compared to earnings of $27.5 million for 2007 and $25.9 million for 2006.

The pulp segment’s power costs were reduced by $30.7 million in 2008 from normal market prices, due to the allocation of 93% of the benefit seen from the power purchase rights. The remaining 7% of that benefit was allocated as a cost reduction in the lumber segment. Similarly, the power purchase rights were responsible for reducing pulp costs by $22.5 million in 2006 and by $25.7 million in 2006.

Capital expenditures of $600 thousand in 2008 represented the minimum maintenance of business requirements for the segment.

The severe drop in demand for pulp resulting from the global financial crisis in late 2008 and the corresponding decrease in economic activity compelled the segment to reduce production in the fourth quarter of 2008 and into the first quarter of 2009. The initial reduction in output was aimed at bringing inventories in line with sales; moving forward, it is the Company’s intention to match production volumes to sales. In February 2009, in conjunction with a curtailment of production and workforce reductions elsewhere in the Company, the pulp segment reduced staffing at the pulp mill by 16 positions, incurring an associated severance charge of $0.5 million.

Corporate and Other

	Year ended December 31,
	2008	2007	2006
	(in millions of Canadian dollars)

Revenue	$0.3	$2.1	$6.5
EBITDA	(12.8)	$(10.8)	$(10.3)
Operating loss	$(14.5)	$(12.7)	$(12.2)
Capital expenditures	$0.4	$1.0	$0.0

Revenue from corporate and other activities is largely derived from inter-company fees billed to the parent company for administrative services. The $279 thousand in segment revenue for 2008 was consistent with the fees charged for these services in past years; the segment revenue is far less than in previous years, however, due to the loss of fees earned under administration and marketing agreements with the Meadow Lake Pulp Limited Partnership (MLPLP). These service agreements ended in the second quarter of 2007 and are no longer in effect.

General and administrative costs were essentially unchanged in 2008 compared to 2007. The difference in costs compared to 2006 reflects the impact of the employee profit-sharing plan, which resulted in a $4.1 million charge against operating earnings in that year. There was no employee profit-sharing in 2008 or in 2007.

Financing Expenses

At $18.2 million, financing expenses were $1.7 million higher in 2008 compared to the previous year, despite what could have been expected to be a favorable impact of the rising Canadian dollar on U.S-dollar-denominated interest payments. This reflects the fact that, at the time of the November interest payment, the exchange rate was much lower (US$0.813/C$) than the yearly average of US$0.940/C$, resulting in higher financing expenses. Financing expenses in 2006 benefited from $4.2 million of interest income received on the softwood lumber duty deposits.

Unrealized exchange (loss) gain on long-term debt

Long-term debt of US$190 million was translated at the year-end exchange rate of US$0.8210/C$ on December 31, 2008, compared to rates of $1.0088 on December 31, 2007, and $0.8581 on December 31, 2006. This resulted in an unrealized loss of $43.1 million for 2008, compared to an unrealized gain of $33.1 million in 2007 and an unrealized loss of $114 thousand in 2006.

(6)

Other income (expense)

The Company has settled the Fox Creek fire-insurance claim, realizing a $30.9 million gain to offset the $5.8 million write-off of the sawmill’s net book value. As of December 31, 2008, the Company had received $5.0 million of this settlement and expected to receive the balance by the end of the first quarter of 2009.

The company realized a $7.7 million foreign-exchange gain on working capital due to the weakening of the Canadian dollar by year’s end. This compares favourably with the $5.7 million dollar exchange loss in 2007 and a $130 thousand dollar gain in 2006.

In May 2006, the company sold its interest in one of two agreements that comprised the power purchase rights and, concurrently, acquired a greater interest in the remaining agreement. These transactions were accounted for as a sale and purchase, respectively, resulting in a gain of $32.7 million, an increase in other assets of $46.9 million and an increase in long-term debt of $15.6 million. In 2007, the Company was provided a further loan of $5.1 million in connection with the sale of power purchase rights that took place in 2006. The loan is carried at fair value, and the fair value adjustment of $2.4 million has been recorded in 2007 as an additional gain on sale.

On December 28, 2005, the Meadow Lake Pulp Limited Partnership (MLPLP) was granted protection under the Companies' Creditors Arrangement Act (CCAA). In 2005, the Company recorded a $4.3 million provision for loss on amounts receivable from MLPLP and, in 2006, recorded a further provision for loss of $2.3 million. In 2008, the Company recorded a final $933 thousand provision for accounts receivable arising subsequent to the CCAA action that are currently in dispute between the parties. As at December 31, 2008, there was no further trade-receivable balance related to MLPLP.

Income taxes (recovery)

Operating results for the year were subject to income taxes at the statutory rate of 36.5%, compared to 39.5% in 2007 and 40.6% in 2006. The effective tax rate for the year varied from the statutory rate as a result of the manufacturing and processing deduction, the non-taxable portion of the unrealized exchange loss on debt, the non-taxable portion of capital gains and the effect of future income tax rate reductions.

Liquidity and Capital Resources

Summary of Financial Position

	As at December 31,
	2008	2007	2006
	(in millions of Canadian dollars)

Cash	$46.4	$24.0	$65.0
Current assets	$181.8	$151.2	$180.0
Current liabilities	$40.7	$44.1	$50.3
Ratio of current assets to current liabilities	4.5	3.4	3.6
Long-term debt	$247.7	$205.3	$236.3
Shareholder’s equity	$77.2	$105.6	$89.0

The Company ended the year with $46.4 million in cash, up significantly from the $24.0 million held at the end of 2007, the result of positive contributions from operations and working capital reductions, as well as an advance on the Fox Creek fire insurance settlement.

In 2008, the Company replaced its $30 million revolving credit facility with a $50 million revolving facility that expires on May 31, 2010. The facility is subject to a borrowing formula based on accounts receivable and inventory. On December 31, 2008, $50 million was available under the facility, $2.2 million of which was committed to letters of credit.

(7)

Based on our current level of operations, the Company believes that the existing cash balance and availability under its revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond our control.

Selected Cash Flow Items

	Year ended December 31,
	2008	2007	2006
	(in millions of Canadian dollars)

Operating Activities:
Cash provided before change in working capital	$4.4	$2.8	$44.9
Change in non-cash working capital	$14.3	$(17.6)	$(11.5)
	$18.7	$(14.8)	$33.4

Investing Activities:
Business acquisition	--	$(21.8)	--
Insurance proceeds advance	$5.0	--	--
Additions to property, plant and equipment	$(2.3)	$(8.9)	$(12.2)
Other	$1.6	$(0.1)	$0.4
	$4.3	$(30.8)	$(11.8)

Financing Activities:
Increase in other obligations	--	$5.1	--
Repayment of long-term debt	$(0.6)	$(0.5)	$(0.3)
	$(0.6)	$4.6	$(0.3)

Increase (decrease) in cash	$22.4	$(41.0)	$21.3

The $4.4 million cash provided from operations in 2008 was consistent with the previous year. The $44.9 million cash provided from operations in 2006 reflected the refund of softwood lumber duty deposits of $31.8 million and interest received on the deposits of $4.1 million.

Working capital decreases generated cash of $14.4 million, compared to the $17.6 million use of cash in 2007, which was largely the result of higher log and lumber inventories associated with the Fox Creek sawmill acquisition. Excluding the $25.9 million insurance settlement receivable, gains associated with improvements in accounts payable were partially offset by a general increase in accounts receivable. Finished-product inventory for the lumber segment was down approximately $1 million year over year, but volumes were only slightly higher, with the valuation write-down of $700 thousand accounting for most of the difference. The finished-product inventory for the pulp segment was up $3.1 million on weaker sales at the end of the year, but the Company had adjusted production through curtailments in the final quarter and was bringing inventories back in line.

On July 31, 2007, the Company purchased the net operating assets of Mostowich Lumber Ltd., a privately owned company located in Fox Creek, Alberta, for cash consideration of $21.8 million. The assets purchased included log inventory, buildings, lumber manufacturing equipment with a capacity of 55 million board feet per year, mobile equipment and coniferous timber quotas. The results of the Fox Creek operations have been included in the consolidated financial statement since the purchase date and are reflected in the lumber operating segment.

The Company received a $5.0 million advance toward the $30.9 million cash settlement of the Fox Creek sawmill fire insurance claim. Payment of the balance is expected by the end of the first quarter in 2009. The facility was insured at replacement cost, which the Company and the insurer have agreed to settle at the sum of $38.6 million, the balance of which will be due as reimbursed capital expenditures should the Company decide to rebuild the facility and should the cost exceed the actual cash value settlement.

(8)

Capital expenditures were $2.3 million in 2008, compared to $8.9 million in 2007. The $2.3 million represented the minimum maintenance of business requirements for the Company. The sale of miscellaneous land holdings by the Company generated the majority of $1.6 million in asset disposals during the year.

Financing activities for the quarter were limited to principal repayments on the power purchase rights loan #1.

Research and Development

There were no significant research and development activities in 2008.

Trend Information

The ongoing problems in the U.S. housing market have been exacerbated by the global economic recession brought on by the financial crisis of 2008. Supply curtailments within the lumber sector have been insufficient to address continued decreases in demand resulting from reduced housing starts, resulting in a continued slide in pricing for softwood lumber. The Company sees no indications of a change to any of these factors in 2009 and expects continued weakness in demand and pricing for its lumber throughout the year.

The current worldwide recession has also had a marked impact on the demand for paper and paperboard products, depressing both demand and pricing for pulp, including the Company’s BCTMP. Significant curtailments and permanent shutdowns of pulp sector capacity have yet to moderate the impact; however, the Company does see indications that the bottom of the cycle may be reached by the first quarter of 2009, leading to the potential for modest improvements in demand and pricing through the year.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements, other than $2.2 million committed for letters of credit under the revolving credit facility.

Tabular Disclosure of Contractual Obligations

The table below summarizes the Company's contractual obligations as at December 31, 2008.

	Payment due by period
	(in millions)
Contractual Obligations (1)	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
Long-term debt	$248.4	$0.7	$1.7	$233.5	$12.5
Fixed-rate interest(2)	103.8	19.8	39.3	38.9	5.8
Power purchase rights	320.2	27.9	53.8	78.8	159.7
Total	$672.4	$48.4	$94.8	$351.2	$178.0

(1)

Contractual obligations are agreements related to debt, leases and enforceable agreements to purchase goods or services on specified terms but do not include reforestation obligations, accounts payable in the ordinary course of business or contingent amounts payable.

(2)	Based on annual interest of US$14.7 million converted at a rate of US$0.821/C$.

(9)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Prices

The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, world-wide demand for pulp and paper, residential and commercial construction in North America and Asia, and changes in industry production capacity and inventory levels. These factors all have a significant impact on selling prices for our products and on our profitability. The following outlines the sensitivity of our operating earnings over the course of a year to changes in commodity prices.

		Estimated impact on
	Change in	operating
	realized price (1)	earnings (2)
		(in millions of Canadian dollars)
Pulp (3)	US$50/ADMT	$18.9
Lumber (4)	US$50/MFBM	$28.9

(1)	Assumed exchange rate of US$0.821 = $1.00.
(2)	Before impact of profit sharing plan.
(3)	Based on annual shipments of 310,000 ADMT.
(4)	Based on annual shipments of 475 MMFBM and export tax of 15%.

Foreign Exchange

We sell the majority of our products (77% of 2008 revenue) outside of Canada in U.S. dollars. Consequently, the value of the Canadian dollar versus the U.S. dollar has a major impact on revenue and profitability. The value of the Canadian dollar was US$0.8210 as at December 31, 2008, compared to US$1.0088 as at December 31, 2007.

The impact on earnings of fluctuations in currency rates is somewhat offset by the corresponding fluctuations in our debt-service payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, we periodically enter into foreign-exchange forward contracts. We do not hold or issue foreign-currency financial instruments for trading purposes. Based on sales revenue for the year ended December 31, 2008, the effect of a US$0.01 change in the value of the Canadian dollar over the course of the year would impact operating earnings by approximately $2.4 million.

Interest Rate

The interest rates on our long-term debt are fixed. We do not currently use any derivative instruments to manage our exposure to changes in market interest rates, nor do we use any instruments to manage our exposure to changes in foreign-currency rates with respect to our U.S. dollar-denominated debt.

(10)